Report of Independent Registered
Public Accounting Firm
The Board of Directors and Shareholders of
The Dreyfus/Laurel Funds, Inc.:

We have examined managements assertion,
included in the accompanying Management
Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940, that Dreyfus Floating Rate Income Fund and
Dreyfus Core Equity Fund (the Funds), each a series of The Dreyfus/Laurel Funds, Inc., complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of
1940 as of August 31, 2015, with respect to securities reflected in the investment accounts of the Funds. Management is responsible for the Funds compliance with those requirements. Our responsibility is to express an opinion on managements assertion about the Funds compliance based on our examination.

Our examination was conducted in accordance with
the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Funds compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances.  Included among
our procedures were the following tests performed
as of August 31, 2015, and with respect to
agreement of security purchases and sales, for the
period from April 30, 2015 (the date of the Funds
last examination),  through August 31, 2015:
1.	Inspection of all securities located in The
Depository Trust & Clearing Corporation
vault,  located in New Jersey without prior
notice to management;
2.	Obtained The Bank of New York Mellons
(the Custodian) security position
reconciliations for all securities held by sub
custodians and in book entry form and
verified that reconciling items were cleared
in a timely manner;
3.	Confirmation with the Custodian of all
securities held, hypothecated, pledged or
placed in escrow or out for transfer with
brokers or pledgees;
4.	Reconciliation of the Funds securities to the
books and records of the Funds and the
Custodian;

5.	Agreement of pending purchase activity for
the Funds as of August 31, 2015 to
documentation of corresponding subsequent
bank statements;
6.	Agreement of pending sale activity for the
Funds as of August 31, 2015 to
documentation of corresponding subsequent
bank statements;
7.	Agreement of five security
purchases and five security sales or
maturities, if occurred, since our last
examination of the Funds books and records
to corresponding bank statements;
8.	Review of the BNY Mellon Asset Servicing
Custody and Securities Lending Services
Service Organization Control Report (SOC
1 Report) for the period July 1, 2014 to
June 30, 2015 and noted no relevant findings
were reported in the areas of Asset Custody
and Control;
9.	We inquired of the Custodian who
confirmed that all control policies and
procedures detailed in Section III Control
Objectives, Controls and Tests of Operating
Effectiveness of the SOC 1 Report, have
remained in operation and functioned
adequately from July 1, 2015 through
August 31, 2015. In addition, we have
obtained written representations from the
Custodian confirming the above.
We believe that our examination provides a
reasonable basis for our opinion. Our examination
does not provide a legal determination on the
Funds compliance with specified requirements.
In our opinion, management's assertion that the
Funds complied with the requirements of
subsections (b) and (c) of Rule 17f-2 of the
Investment Company Act of 1940 as of August 31,
2015, with respect to securities reflected in the
investment accounts of the Funds are fairly stated,
in all material respects.
This report is intended solely for the information
and use of management and the Board of Directors
of The Dreyfus/Laurel Funds, Inc., and the
Securities and Exchange Commission and is not
intended to be and should not be used by anyone
other than these specified parties.
/s/ KPMG LLP
New York, New York
June 14, 2016







June 14, 2016


Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company
Act of 1940

We, as members of Dreyfus Floating Rate Income
Fund and Dreyfus Core Equity Fund (the Funds), each a series of Dreyfus/Laurel Funds, Inc., are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of
Investments by Registered Management Investment
Companies, of the Investment Company Act of
1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2015 and for the period from April 30, 2015 through August 31, 2015.

Based on the evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31,
2015, and from April 30, 2015 through August 31,
2015, with respect to securities reflected in the investment accounts of the Funds.

Dreyfus/Laurel Funds, Inc.


Jim Windels
Treasurer


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